18 May 2020

ISSUED ON BEHALF OF RELX PLC

2019 Final Dividend Euro Equivalent

RELX PLC today announces the Euro equivalent in respect of the final dividend of 32.1 pence per share for the year ended 31 December 2019 which was announced on 13 February 2020 and approved by shareholders at the Annual General Meeting held on 23 April 2020.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.362 per share, unless they have elected to receive their dividend in Pounds Sterling.  Shareholders who validly submitted a dividend currency election by 13 May 2020 to receive their dividend in Pounds Sterling will receive a dividend of 32.1 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 32.1 pence per share, unless they have elected to receive their dividend in Euro.  Shareholders who validly submitted a dividend currency election by 13 May 2020 to receive their dividend in Euro will receive a dividend of €0.362 per share.

The dividend is payable on 28 May 2020.